UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 1-K

☒ ANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal annual year ended June 30, 2023

Naqi Logix Inc.
(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

98-1620944
(I.R.S. Foreign Employer Identification Number)

Suite 1400 - 1040 West Georgia Street

Vancouver, British Columbia, Canada V6E 4H1

(Full Mailing Address of Principal Executive Offices)

(888) 627-4564

(Registrant's Telephone Number, Including Area Code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to "we," "us," "our" or "our company" refer to Naqi Logix Inc. a British Columbia corporation.

Special Note Regarding Forward Looking Statements

We make statements in this Annual Report on Form 1-K that are forward-looking statements within the meaning of the federal securities laws. The words "believe," "estimate," "could", "expect," "anticipate," "intend," "may", "plan," "seek," "may," and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report on Form 1-K are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, our actual performance, results and achievements or outcomes could differ materially from those set forth in the forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report on Form 1-K, and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Reporting Currency

Our reporting currency is the United States dollar ("USD"), and all amounts herein are expressed in United States dollars unless otherwise stated.

Item 1. Business

Company Overview

Naqi Logix Inc. ("Naqi" or "the Company") was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) on August 4, 2020. In April 2022, the Company moved its corporate office location to c/o Fehr & Associates 200 Granville St. #2820 Vancouver, BC V6C 1S4 Canada, from its previous corporate office location  Suite 1400-1040 West Georgia Street, Vancouver, British Columbia, Canada

The Company engages in the business of  (i) developing the Naqi Earbuds, smart earbuds that will enable users to control their Internet of Things ("IoT") environment without looking at, speaking to or touching the devices being controlled, and the Naqi Framework, which enables original equipment manufacturers ("OEMs") of wearable devices to create user interfaces that are capable of discreet and inconspicuous user input and navigation; (ii) commercializing the Naqi Earbuds and Naqi Framework; (iii) developing and licensing Naqi Earbud and Naqi Framework integrations into common information systems, such as residential and commercial IoT systems and potentially leading gaming systems; and (iv) developing and licensing Naqi Operator Vigilance and Naqi Wheelchair Control applications.

Commercialization Strategy

Once development of the Naqi Earbuds and Naqi Framework is complete, our commercialization strategy will entail three objectives: (i) integrating the Naqi Earbud and Naqi Framework into various IoT environments, initially piloting accessibility/mobility applications for wheelchairs and operator safety applications for industries which utilize heavy equipment, including the automotive industry, with other applications to follow based on the customer demand; (ii) licensing the Naqi Earbud and Naqi Framework platform directly to customers and to the partner ecosystem for them to develop their own applications; and (iii) developing our cloud platform to analyze Big Data.

Integrate the Naqi Earbud and Naqi Framework into Various IoT Environments

Our technologies can potentially help individuals living with quadriplegia, those who have lost one or many limbs as well as those living with neuromuscular disorders who are challenged with normal everyday tasks. Our first pilot deliverable will be integrating the Naqi Earbud and Naqi Framework into wheelchairs and subsequently into various other IoT environments, such as operator safety, accessibility/mobility, Apple HomeKit AR/VR gaming and others, allowing users to be mobile as well as interact with common devices without the need for mouth-based assistive technologies (e.g., Sip-Puff straws), complex ocular-retinal sensors, voice recognition or proprietary control mechanisms.  All the user data (unanimous) will be collected on the Naqi Cloud platform for market analysis.

License Naqi Earbuds and the Naqi Framework

We intend to license, as applicable, the Naqi Earbuds and Naqi Framework in the form of APIs and SDKs in the smart earbud, gaming and e-sports, military, defense and intelligence, operator vigilance and personal wellness and activity tracking markets. See "Proposed Markets" for a description of our objectives in each market.

Develop Our Cloud Platform

We intend to develop a cloud platform, called Naqi Cloud, that will enable users to integrate into a wide array of IoT solutions as well as operate within public environments such as airports, shopping centers and restaurants.  We plan to design Naqi Cloud to accommodate hands-free, silent, secure payments at retailers as well as provide opt-in audible marketing based on geo-locations ("GPS").  When customers wear Naqi Earbuds, they will join a worldwide earbud network that will provide audible information to the user, essentially creating an audible augmented reality environment for our users.  This can provide a real-world physical marketing model, similar to Google's AdWord service within the Internet world.  Advertisers will have the ability to bid on impressions based on the likes and preferences of Naqi Earbud users, which in turn entice users to travel-to or walk-into their establishments.  The algorithms for this segment of our business will be carefully designed to fall tightly into an "opt-in" method of notices to our users.  Naqi Cloud revenue will consist of monthly subscriptions for an assortment of IoT integrations, gaming console integrations, delivered audible "suggestions" and "advertisements" as well as affiliate fees received by our worldwide advertising partners.

The Company's strategy balances near term cash management and longer-term value creation by outsourcing certain functions to reduce cost and time to market. Such functions could include research and development, manufacturing, packaging, distribution and sales.

Technologies

Naqi Framework

The Naqi Framework is our patented methodology enabling OEMs of wearable devices to create user interfaces ("UIs") that are capable of discreet and inconspicuous user input and navigation. The Naqi Framework consists of three unique structures: Runes, Plaques and Crypts:

Runes

Runes are three-dimensional line patterns that can be associated to any computer execution, function, procedure, command, macro or process.  These three-dimensional line patterns are constructed with two or more directional commands that include up, down, left, right, forward and back.  Runes can be a set of imagined directions (Mu Rhythms) and captured with either invasive or non-invasive Electroencephalography ("EEG") / Brain-Computer Interface ("BCI") solutions or they can be a set of micro-gestural movements, captured by motion and gyroscopic sensors within the Naqi Earbud. When compared to traditional operating system structures, Runes would serve a similar function to computer icons within a Graphical User Interface ("GUI").

Plaques

Plaques are two-dimensional regions that are organized along the Z-axis of the Rune and are considered a subset of the Rune, organizing closely-related commands.  When compared to traditional operating system structures, Plaques would serve a similar function as file folders with a GUI.

Crypts

The complete set of possible Runes and Plaques along the user's Z-axis is referred to as a Crypt.  When compared to traditional operating system structures, Crypts would most closely resemble a root directory of a hard drive (i.e., C:\). Whether a user chooses to capture brain waves or micro gestures, the Naqi Framework will provide an "invisible operating system" to control his/her environment.

Naqi Earbud

Once development is complete, we intend Naqi Earbuds to be a smart earbud consisting of the circuitry necessary to capture a user's micro-gestural input, eliminating the need for complex bio-training often found within invasive and non-invasive BCI solutions.  Although micro-gestural input and brainwave-controlled input are both discreet input methodologies, micro-gestural input is universal from person to person, is far more accurate and can be captured within a small earbud wearable, unlike a full scalp EEG headset or brain implant required for BCI technologies that are limited to providing basic directional input into information systems.  We anticipate that Naqi Earbuds will create a paradigm shift within the smart earbud market where smart earbuds evolve from being music and phone call receivers to being an invisible outbound control system to your connected world.

Initial Proposed Target Markets

The Company plans to primarily compete in various IoT markets, including (i) the smart earbud market; (ii) the wheelchair market; (iii) the IoT device makers market; (iv) the gaming and e-sports market; (v) the military, defense and intelligence market; (vi) the operator vigilance market; and (vii) the personal wellness and activity tracking market.

Smart Earbud Market

Our initial strategy within the smart earbud market is to license the Naqi Earbud design to major smart earbud OEMs.  The worldwide smart earbud market is approximately USD 25.32 billion in 2020 and is expected to grow at a compound annual growth rate of 36.1% from 2021 to 2028.1  The smart earbud market is currently utilizing a "once-and-done" revenue model:  consumers purchase a set of smart earbuds and will not spend any more money until they purchase another set of smart earbuds.  Naqi Earbuds will enable earbud OEMs to create residual revenue models by creating integrations into devices, services and platforms that mean the most to its consumers. These integrations can be offered to consumers as monthly subscriptions. We plan to manufacture Naqi Earbuds until we solidify a partnership with a leading smart earbud OEM.  Therefore, we have the ability to generate revenue while identifying proper industry partnerships.

1 Grand View Research. "True Wireless Stereo Earbuds Market Size, Share & Trends Analysis Report By Price Band" (July 2021).

Wheelchair Market

Naqi Earbuds will initially focus on "assistive" integrations.  We will help those living with paralysis, loss of limbs or neuromuscular disorders that prevent them from interacting with their devices and/or IoT environment in an easy, discreet and natural manner.  Follow-up integrations will focus on common residential and commercial IoT environments.  As a first step, the we are exploring possible partnerships with leading wheelchair manufacturers. This partnership will result in the world's first wheelchair that is controlled by smart earbuds, an achievement that will help many millions around the world.  We also plan to license our technologies to other device and wearable manufacturers who wish to incorporate them within their platforms.

IoT Device Makers

We plan to monetize our integrations with common IoT ecosystems such as Apple HomeKit, Amazon Alexa and Google Home in the form of modest monthly subscriptions to an end-user's mobile account.  Finally, we will license our technologies through the use of application programming interfaces and software development kits, allowing developers around the world to invent their own "Naqi Enabled" product or service.  The integrations, user data, geographical data and user-specific options will be managed via our planned "Naqi Cloud" platform which will essentially create a worldwide, real-time network of Naqi Earbud users.

Gaming and E-Sports Market

Our initial strategy within the gaming and e-sports market is to license the Naqi Framework to OEMs of console systems, most notably within the XBox and PlayStation ecosystems.  Utilizing the Naqi Framework will enable such OEMs to develop UIs that are capable of discreet and inconspicuous user input and navigation, enable users to control their gaming environment in a hands-free, voice-free and highly responsive manner.

Military, Defense and Intelligence Market

Our initial strategy within the military, defense and intelligence market is to license the Naqi Framework to OEMs and government agencies, enabling invisible hands-free, voice-free and look-free input to military platforms, including vehicles, aircraft, drones, weapon optics and robotics.  We intend also to incorporate a strong focus on clandestine and invisible communications between users and groups of users, essential for advanced intelligence applications and Close-Quarters Combat (CQC) applications. We are currently exploring relationships with U.S. Department of Defense contractors who will represent us within the government contracting arena when we are ready to acquire a segment of this market.

Operator Vigilance Market

Our initial strategy within the operator vigilance market with a focus on detecting driver fatigue and driver attentiveness while operating electric vehicles, specifically while using autonomous and/or driver assisted modes.  We will also focus on operator fatigue and operator attentiveness for locomotive operators.  Our Naqi Vigilance system, when used in conjunction with our Naqi Earbud (or a Naqi-enabled earbud from another smart earbud OEM), will have an ability to determine whether a driver-operator is fatigued, impaired or paying proper attention to the road/track, as well as whether the driver-operator is following best practices.  Our Naqi Vigilance system can detect whether a driver-operator is looking through the front windshield, is looking out of the side windows too long, is staring at his/her cell phone or if he/she is blinking too often, yawning too often and/or if his/her head is bobbing, all of which can indicate fatigue and possibly impairment.  Additionally, we are working to detect Alpha, Theta and Delta waves from the inner ear canal, which would be additional objective indications that a driver-operator is approaching sleep or sleeping.

Unlike more common video-centric artificial intelligence ("AI") -based vigilance systems, Naqi Vigilance will have the advantage of reading physical bio signals indicating fatigue.  In addition, we will have the ability to know where someone's face is looking and create best-practice templates based on the cockpit layout of the vehicle and geospatial information based on the road or track.  Therefore, this data can be used for training purposes as well as driver rating systems.  The Naqi Earbud telemetry and information collected from a driver-operator's bio signals will be streamed to our Naqi Cloud Platform in an encrypted and secure manner that will guarantee "chain-of-custody" and integrity of the data, should it be subpoenaed in a court of law.

Personal Wellness and Activity Tracking

Our initial strategy with respect to the personal wellness and activity tracking market, which is expected to grow to $138.7 billion by 2028,2 is to offer integrations with the Naqi Earbuds, incorporating motion tracking, EEG and EMG sensors as well as ECG heartrate sensors, PPG pulse sensors, optical pulse oximetry sensors and temperature sensors. With current wrist-worn activity trackers, users must manually engage certain advanced heartrate features such as ECG heart rate, atrial fibrillation (A-fib) detection, and Heart Rate Variability (HRV) by touching relevant sensors on the watch with their opposing hand. With a Naqi Earbud in each ear, users may be able to passively track their heartrate, A-fib, and heartrate variability in real-time for hours every day without having to manually activate this feature and with both hands free. This has major implications for fitness, workout recovery, stress monitoring and many other wellness applications. Additionally, we can leverage our cloud capabilities to offer employer-based wellness programs for major enterprises, like current offerings from Fitbit and other major activity tracker companies. This can be a source of high-volume earbud orders as well as recurring revenue streams with large corporate customers.

Revenue Model

Once we commercialize our products and services, we anticipate three primary sources of revenue:

• licensing of the Naqi Earbud technology platform and/or direct Naqi Earbud sales;

• monthly subscriptions for integrations of our technologies into devices, services and platforms; and

• royalties for applications generated by software sales that originate from the use of Naqi's API/SDK within our developer ecosystem.

In addition, we anticipate generating revenue through various partnership models, whereby we engage with :

• solution partners, where we license our technologies to such partners and sell Naqi Earbuds directly to customers, with such partners selling Naqi-based applications to customers;

• independent software vendor resellers, where such resellers sell Naqi-based applications to customers, as well as license our technologies and resell Naqi Earbuds to customers;

• OEM partners, where such partners embed our technologies into their products which they build, support and sell independently, generating royalties;

• value added resellers, where such resellers license our technologies and/or resell Naqi Earbuds to customers and provide related services such as consulting, implementation and maintenance; and

• value added cloud resellers, where such resellers license our technologies and/or resell Naqi Earbuds to customers and provide related services such as consulting, implementation and maintenance using an outsourced hosted Naqi cloud model.

We will explore other strategic partnerships on a case-by-case basis.

2 Grand View Research. "True Wireless Stereo Earbuds Market Size, Share & Trends Analysis Report By Price Band" (July 2021).

Planned Technology Infrastructure

Our technologies depend on the successful development of the following infrastructure: (i) the Naqi Cloud; (ii) the Naqi Appstore; (iii) the Naqi Mobile Network; and (iv) the Naqi Mobile App.

Naqi Cloud

Naqi User Profiles

Naqi Cloud will be able to determine spending habits (what user buys and average purchase amount), rate the Naqi VIP level of the user (the more often they buy and the more they spend, the higher the VIP rating), frequency of location/establishment visits, times of days as well as days of week most active (hot/cold temperature ratings).  Users will also be able to determine whether to opt-in or opt-out of the Naqi EcoSystem (defined below), determine preferences relating to types of proactive contacts (food, shopping deals, vehicles, etc., frequency of proactive audio cue contacts as well as geographic boundaries and limitations of proactive contacts.  Finally, we need to create a way for users to choose whether or not to allow businesses to push Runes and Plaques to their Naqi Mobile App that are specific to their location or specific to their activity.

Naqi Profile Data Collection

General consumer behavior, general consumer location, action vs time/day-stamps, consumer decision making patterns (classifications), consumer spending (ratings based on classification), conversion ratios / stats of Naqi EcoSystem ads.  This data collection will be fed into a central database of Naqi EcoSystem "Big Data."  We can also use this data collection for micro-region (In-home) predictive behavior patterns, such as controlling in-home IoT devices. Naqi is committed to comply with Data Protection regulations of all governments where Naqi products and services are marketed.

Naqi EcoSystem "Big Data"

Collect data based on population density of Naqi users (defined home location), real-time population densities as well as predicted population densities and patterns.  Large population analytics, predictive analytics, real-world buying profile stats/analytics based on country, region, day or time.  Naqi EcoSystem "Big Data" could be sold as a service to other retailers and marketing agencies, for example.  We will consider creating an online control center, a powerful data dashboard for people-based commerce stats/analytics of a particular country, region or locale.

Health Tracker

Utilizing the Naqi Earbuds, users could track daily steps as well as distance walked, jogged, ran, etc.  We can probably also track calories burned, meals eaten and possibly allow users to set weight loss goals.  Based on this data, we can filter ad suggestions that fit the lifestyle the user wants to live.  If someone walks into a McDonalds, for example, Naqi could send an audio cue such as, "Definitely not a good choice for your diet goals, you might want to consider a salad."  This health tracker function could also feature a hands-free (and possibly voice-free) "CALL HELP" option for 911, police, firefighters, local caregivers or family members (group VOIP call).

Security Feature

A security feature utilizing the Naqi Earbuds could include a reverse 911-style system that audibly warns our clients of exact locations and types of incidents that could be a threat, including the exact direction and distance of a threat.  Threats could include fire, rioting, active shooter, terrorist scenario, chemical / biological hazard, etc, and direct users exactly what to do, where to go and convey the level of urgency to our Naqi clients in real-time.  We can use this feature to relay information on emergency response of all agencies as well as audible re-assurance of the situation and real-instructions on how to survive.  Imagine having something like a virtual SWAT team leader or a virtual Fire Chief talking to you in real-time with data that's specific to you and your situation based on an active threat scenario.  We could also share Naqi Big Data with police, fire, FBI and HLS (FREE) so they know how many Naqi users are in a building, school, city block, geo-spatial area.  We can work with these stakeholders to create best-practices that could be relayed to users on-demand, on their own time, prior to an emergency taking place.

Naqi App Store (APIs/SDKs)

We will post a full library of APIs and SDKs within our App Store and will allow the world to invent their own applications using our earbuds and framework.  Developers will be able to define their own price per download and Naqi will retain a percentage of revenue collected for each download, in-app purchase as well as monthly licensing (should that apply).

Naqi Mobile Network

When earbuds are being worn, users come online within the Naqi environment via the Naqi Mobile App.  Each earbud user is a node in a world-wide Naqi environment (think of a World Wide Web of earbuds).  Bluetooth, Wi-fi, GPS data as well as cell data will be used to capture user information, including location, frequently visited businesses / restaurants, buying patterns, spending habits / limits / classifications, common IoT controls used based on location / business / geo-data, etc.

Naqi Mobile App

Framework

The Naqi framework enables hands-free, voice-free and sometimes look-free control of a user's IoT environment via a local device or Naqi Cloud. Naqi Rune and Plaque Control can also enable invisible and silent one-to-one or group communications.

Profile Setup

The Naqi app will allow users to save profile-specific information and preferences. This allows the user to customize their experience with the app and the Naqi framework.

EcoSystem

The Naqi app will furnish a software marketplace where third-party developers can share or sell applications based on the Naqi Framework. Users can choose to enable or disable third-party applications to customize their experience.

Accessibility

The Naqi app and framework will provide several features with implications for assistive mobility, assistive communication, and assistive human-computer-interface. The framework may be used to control various forms of personal mobility devices, such as powered wheelchairs. It can also be used to provide a form of hands-free/look-free human-computer-interface for moving a mouse cursor on a screen or triggering digital buttons in assistive communication apps.

Competition

The smart earbud, gestural input, brain-computer interface and non-tactile input industries are characterized by rapid technological developments and a high degree of competition. Access to patents and other protection for technology and products, the ability to commercialize technological developments, access to necessary capital, access to market channels and the ability to obtain necessary approvals for testing, manufacturing and commercialization will impact our potential success.

We will be competing with the largest technology firms in the world that may be applying novel biotechnology, signal analysis, sensor development and computing logic to their products and services.  These companies, as well as academic institutions, government agencies and private research organizations, also compete with us in research and development, product development, and market and brand development. Additionally, these companies and entities all compete for highly-qualified scientific personnel and consultants, and capital from investors.

Key competitors include (i) AAVAA; (ii) CTRL-Labs; and (iii) Neuralink (iv) Wisear

AAVAA

Founded 2019 in Montréal, Canada, AAVAA is a startup company which utilizes brain-computer interface, artificial intelligence and acoustic technologies to allow users to focus their audio enhancement devices on the sounds they want to hear by paying attention to them. Their audio processing software simultaneously enhances those attended sounds and suppresses background noise. The platform can be implemented in different form factors, such as in-ear earbuds, headphones, and AR/VR sets.

CTRL-Labs

Founded 2015 in New York, New York, CTRL-labs developed an electromyography-based armband that reads nerve signals that travel from the brain to the fingers. The signals are translated into desired intentions, enabling thought-to-text and moving objects. The company uses neuroanatomy to identify individual muscle fibers and interpret the activity of neurons that control those muscle fibers. Bloomberg reports it was acquired by Facebook in 2019 for between $500 million and $1 billion.

Neuralink

Founded 2016 in San Francisco, Neuralink is a neurotechnology company developing implantable brain-machine interfaces. It uses a "sewing machine-like" device to implant very thin conductive threads into the brain and demonstrated a system that read information from a lab rat via 1,500 electrodes. In April 2021, Neuralink demonstrated a monkey playing the game "Pong" using the Neuralink implant. Neuralink is valued at over $500 million.3

Wisear

Based in France, Wisear is building a Human Machine interface. They developed use cases for wireless earphones, Industrialk A/R, Walkie Talkie and gaming headsets. The Wisear Neural interface enables voiceless, and touchless controls on devices. In 2024 they plan to aunch their DevKit for integration in  AR/VR ecosystem.For a description of risks related to competition, see "Risk Factors - Risks Related to our Business and Industry - The smart earbud, gestural input, brain-computer interface and non-tactile input industries are competitive, and we may be unable to compete with companies with greater financial or technical resources than us, which could negatively affect our operations."

Product Development Partners

Currently, we have a broad network of partners helping us to develop our hardware and software infrastructure. This includes partners based in India which provide hardware, firmware and software design services related to the internal printed circuit board of the Naqi Earbud. They also provide industrial design, mechanical design and vendor management for the physical design of the Naqi earbud, including EEG and EMG sensor technology consultation and sensor fabrication services.

3 PitchBook. https://www.crunchbase.com/organization/neuralink/company_financials (accessed December 14, 2021).

We have also partnered with North American companies which provides software design services for the Naqi Framework, API/SDK and digital audio, wireless communications and IoT technology consultation services.

Our business is not substantially dependent on contracts with any of the product development partners referenced above.

Intellectual Property

The following is a summary of patents held in connection with the Naqi Earbud technologies:

Country	Filing Date	Serial Number	Issue Date	Patent Number	Status

United States	1/22/2018	15/877,206	4/30/2019	10,275,027	Issued

India	1/22/2018	201917029654	N/A	N/A	Published

Europe	1/22/2018	18741177.2	N/A	N/A	Published

Canada	1/22/2018	3.051,095	N/A	N/A	Pending

Hong Kong	1/22/2018	62020007447.9	N/A	N/A	Pending

United States	3/18/2019	16/356,701	3/31/2020	10,606,354	Issued

Hong Kong	10/9/2019	19130623.2	N/A	N/A	Published

United States	3/30/2020	16/834,085	12/15/2020	10,866,639	Issued

United States	12/8/2020	17/114,737	N/A	N/A	Pending

The following is a summary of patents held in connection with the Naqi Framework technologies:

Country	Filing Date	Serial Number	Issue Date	Patent Number	Status

United States	10/2/2013	61/886,045	N/A	N/A	Expired

United States	6/4/2014	14,295,733	8/2/2016	9,405,366	Issued

Europe	10/1/2014	18210066.9	8/5/2020	3467625	Issued

Europe	10/1/2014	14187255.6	12/5/2018	2857935	Issued

Israel	10/1/2014	234924	3/1/2018	234924	Issued

Germany	10/1/2014	14187255.6	12/5/2018	2857935	Issued

France	10/1/2014	14187255.6	12/5/2018	2857935	Issued

United Kingdom	10/1/2014	14187255.6	12/5/2018	2857935	Issued

United States	6/20/2016	15/186,910	11/13/2018	10,126,816	Issued

United States	9/26/2018	16/142,279	10/20/2020	10,809,803	Issued

United States	10/19/2020	17/073,717	N/A	N/A	Published

Hong Kong	10/1/2014	19130623.2	2/19/2021	HK40007483	Issued

France	10/1/2014	18210066.9	8/5/2020	3467625	Issued

Germany	10/1/2014	18210066.9	8/5/2020	3467625	Issued

United Kingdom	10/1/2014	18210066.9	8/5/2020	3467625	Issued

We have filed trademarks for the following marks, symbols and logos:

• "NAQI": Canada (#2104471 5/4/2021), USA (#97107612, 11/3/2021 Priority 5/4/2021), World Intellectual Property Organization ("WIPO") trademark to be filed;

• "NAQI LOGIX": Canada (#2104470 5/4/2021), USA (#97107620, 11/3/2021 Priority 5/4/201) , WIPO (Madrid System) includes countries Australia, Brazil, China, EU, India, Japan, Korea, Malaysia, Norway, Russia, Singapore, Switzerland, UK;

• "COMMAND YOUR WORLD": Canada (2104472, 5/4/2021), USA (#97107626, 11/3/2021 Priority 5/4/2021), WIPO trademark to be filed; and

• "Naqi Logo": (Canada #2104469, 5/4/2021), USA (#97107636, 11/3/2021 Priority 5/4/2021), WIPO trademark to be filed.

Employees

Our direct personnel consists of one full-time employee, one full-time consultant and nine part-time consultants. The Company also indirectly employs an additional 33 consultants as part of our research and development team.

Regulation

The mass-produced Naqi Earbud product will be subject to certifications needed for consumer electronics and may need other certifications required to sell in specific global markets. The product is planned to comply with Federal Communications Commission ("FCC"), conformité européenne (French for "European Conformity") ("CE"), Waste Electrical and Electronic Equipment Directive (the "WEEE Directive") and the Restriction of Hazardous Substances Directive (the "RoHS Directive") certifications, as well as other certifications where necessary.

FCC

FCC certification is a type of product certification for electronic and electrical goods that are manufactured or sold in the United States. It certifies that the radio frequency emitted from a product is within limits approved by the FCC.

CE

Many products require CE marking before they can be sold in the European Union (the "EU"). CE marking indicates that a product has been assessed by the manufacturer and deemed to meet EU safety, health and environmental protection requirements. It is required for products manufactured anywhere in the world that are then marketed in the EU.

WEEE Directive

The WEEE Directive is the European Community Directive 2012/19/EU on waste electrical and electronic equipment which, together with the RoHS Directive 2011/65/EU, became European Law in February 2003. The WEEE Directive set collection, recycling and recovery targets for all types of electrical goods, with a minimum rate of four kilograms (nine pounds) per head of population per annum recovered for recycling by 2009. The RoHS Directive set restrictions upon European manufacturers as to the material content of new electronic equipment placed on the market.

RoHS Directive

The RoHS Directive, also known as Directive 2002/95/EC, originated in the EU and restricts the use of specific hazardous materials found in electrical and electronic products. All applicable products in the EU market after July 1, 2006 must pass RoHS compliance.

Legal Proceedings

There are currently no legal proceedings against the Company.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Annual Report.

Operating Results

Results from Operations for the year ended June 30, 2023 and 2022

	For the year ended June 30, 2023	For the year ended June 30, 2022

Research and development	(715,123)	(1,052,929)
General and administration	(1,641,306)	(1,896,757)
Other income/(loss)	(898,518)	(278,036)
Net loss	(3,254,947)	(3,227,722)

To date, the Company has not generated any revenues from planned operations.

For the year ended June 30, 2023, the Company reported a net loss of $3,254,947 ($0.07 loss per share) compared to a net loss of $3,227,722 ($0.07 loss per share) for the year ended June 30, 2022.

Research and Development ("R&D") Expenses

R&D expenses of $715,123 were incurred during the year ended June 30, 2023, compared with $1,052,929 incurred during the year ended June 30, 2022. The decrease in R&D expenses in the current period is primarily attributable to:

  Engaged our R&D team for the entire 12 month period.
  Decreased consulting expense as we build out our R&D team internally to advance our technology towards commercialization.

General and administrative ("G&A") Expenses

G&A expenses of $1,641,306 were incurred during the year ended June 30, 2023, respectively, compared with $1,896,757 incurred durng the year ended June 30, 2022. The decrease in G&A expenses in the current period is primarily attributable to:

  Decreased in professional expenses as significant fees were incurred last year in patents and other matters being its first full year of operations as well as initiation of the Regulation-A offering.
  Decrease in non-cash share-based payments as a options granted in the prior year had a significant portion vested last year.
  Increase in marking and communications as the company commenced promotion of the Company's product through the attendance of shows and conferences, in addition, it incurred expenditures in connection with the Regulation-A offering.

Liquidity and Capital Resources

As at June 30, 2023, the Company had $1,284,424 in cash, $115,449 in accounts receivable and $1,491,115 of current liabilities. Subsequent to June 30, 2023 the company received additional $1,034,915 in cash related to the Regulation-A financing.

Total capital as at June 30, 2023, which reflects the above transactions, is set forth in the table below.

As at June 30, 2023
($)
Cash	1,284,424
Cash	1,284,424
Total accumulated deficit	(7,201,696)
Total accumulated deficit	(7,201,696)

On October 29, 2021, the Company commenced a non-brokered private placement of up to $1,500,000 principal amount of convertible notes (the "Notes").  The Company issued $770,050 of convertible notes as of June 30, 2022, and issued an additional $290,000 during the year ended June 30, 2023. Simple interest will accrue on the principal amount of the Notes at 8% per annum. The Notes, plus any accrued interest payable, shall automatically be converted into units ("Units") of the Company.

Each Unit consists of one Common Share and one warrant, exercisable into an additional Common Share (the "Warrants"). Conversion of the Units will occur at such time as the Company completes a subsequent equity offering involving an issuance of Common Shares ("Subsequent Financing"). This Offering would constitute a Subsequent Financing. The conversion price for the Common Share component of the Note will be at a 20% discount to the Subsequent Financing price, which under this Offering is $2.00, thereby resulting in a conversion price of $1.60 per Common Share.

Each Warrant will entitle the holder to purchase an additional Common Share at a price that is at a 20% premium ("Warrant Exercise Price") to the Subsequent Financing price for a period of 24 months from the date of issuance of the Warrants, which shall be the closing date of the Subsequent Financing. Based on the terms of this Offering, the Warrants would be priced at $2.40 per Warrant. In the event the Company completes a going public transaction and the Common Shares trade at a 75% premium to the Warrant Exercise price (reflecting a share price of $4.20) for a period of 30 trading days, then the Warrants will automatically be exercised into Common Shares.

On June 30, 2023 the Company converted the notes in to units issuing a total of 728,579 units as it completed an offering of over $1,000,000.

Since the Company has not commenced revenue generating operations, we may require additional capital for the development of its business operations and commercialization of the products it is currently developing or may develop in the future. The Company may not have adequate capital to fund our business and may need substantial additional funding to continue operations. The Company may not be able to raise capital when needed, if at all, which would force it to delay, reduce or eliminate its product development programs or commercialization efforts and could cause its business to fail."

As of June 30, 2023, the Company had no material commitments for capital expenditures. Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting research and development, and providing administrative support to R&D activities, which has resulted in an accumulated deficit of $7.2 million as of June 30, 2023.

The Company is a development stage company and does not earn any revenues. Accordingly, it is dependent on the external sources of capital as its sole source of operating working capital. The continuation of research and development activities is dependent upon its ability to successfully raise additional capital through debt, equity, or other sources of financing. Such financings may not be possible on terms acceptable to the company, or at all.

Cash Position

As at June 30, 2023, the Compay had a cash balance of $1,284,424, compared to $64,748 at June 30, 2022 and working capital deficiency was $52,407 at June 30, 2023, compared to working capital deficiency of $1,077,144 at June 30, 2022.

As the Company continues to develop, it has not begun generating revenue from the sale of its products and services, and it has experienced net losses and negative cash flows from operating activities since incorporation, and  expects such losses and negative cash flows to continue in the foreseeable future. As at June 30, 2023, the Company had working capital deficiency of $52,407 and a cumulative loss since inception of $7,201,696. As a result, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation upon commercialization of its products and services. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. Management believes it will be successful in raising the necessary funding to continue operations in the normal course of operations, however, there is no assurance that funds will continue to be available on acceptable terms or at all. the Company's financial statements do not reflect adjustments to the carrying value of assets and liabilities that would be necessary should it be unable to continue operations and such adjustments could be material

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Going Concern

These financial statements of the Company for the year ended June 30, 2023 and 2022 ("financial statements") have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and discharge liabilities in the normal course of business.

As at June 30, 2023, the Company has not generated any revenue, has an accumulated deficit and expects to incur further losses in the development of the business. These factors indicate the existence of material uncertainties that cast substantial doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its corporate expenditures and discharge its liabilities in the normal course of business. Although the Company was successful in obtaining financing during prior periods, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous or acceptable to the Company.

Should the Company be unable to continue as a going concern, asset realization values may be substantially different from their carrying values. These financial statements do not give effect to adjustments that would be necessary to carrying values, and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

Critical Accounting Policies and Estimates

The significant accounting policies of the Company are described in note 3 of our audited financial statements for the year-ended June 30, 2023, under Item 7. of this Annual Report.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Trend Information

The Company is currently developing the Naqi Earbuds and Naqi Framework and has not commenced revenue-generating operations. As a result, it is unable to identify and comment on significant recent trends in production, sales and inventory, the state of the order book and costs and selling prices since the latest financial year, nor is it able to identify and comment on any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Investors should review statements made in this Annual Report under "Business" for additional information about the Company.

Item 3.  Directors, Executive Officers, and other Significant Executives

The following table sets out the Company's executive officers, significant personnel and directors as of the date of this Annual Report:

Name	Position	Age	Term of Office	Approximate Hours per Week for Part- Time Personnel

Executive Officers:

Mark Godsy	Chief Executive Officer	68	August 2020	20

Osman Sinan Tumer	Chief Operating Officer	73	April 2021	28

David Segal	Chief Innovation Officer	46	April 2021	n/a

Xavier Wenzel	Chief Financial Officer	54	June 2023	n/a

Significant Employees:

Zavier Alexander	Director of Product Management	36	October 2021	n/a

Directors:

Mark Godsy	Director	68	August 2020	n/a

Gary Roshak	Director	63	October 2021	n/a

John Occhipinti	Director	57	October 2021	n/a

Sam Sullivan	Director	63	March 2022	n/a

With the exception of Zavier Alexander, all of the above-listed officers and significant employees are serving the Company under consulting agreements.

Family Relationships

There are no familial relationships among any of our directors, officers, or significant employees.

Business Experience

Mark Godsy, Chief Executive Officer

Mark Godsy is our Chief Executive Officer. Mr. Godsy has 30 years of experience in the technology industry, and his previous positions include co-founder of ID Biomedical and Angiotech Pharmaceutical and CEO and now Chairman with Exro Technologies.

Mr. Godsy received a Bachelor of Arts from the University of British Columbia and a law degree from McGill University.

Osman Sinan Tumer, Chief Operating Officer

Osman Sinan Tumer is our Chief Operating Officer. Mr. Tumer has 40 years of experience in the field of Information Technologies, and his previous positions include Head of Global Research Operations with SAP Labs, Senior Director of Co-Innovation Lab with SAP Labs, Head of International Research Policy with SAP Labs, Senior Manager with Arthur Andersen/Price Waterhouse and Director of Application Development with Ralston Purina Company.

Mr. Tumer received a master's degree in Systems Engineering from the Georgia Institute of Technology and a Master of Science degree in Computer Sciences at the Georgia Institute of Technology

David Segal, Chief Innovation Officer

David Segal is our Chief Innovation Officer. Mr. Segal has 21 years of experience within the Computer Science sector and his previous positions include Vice President of U.S. Sales with Digital Samba S.L., President with SpiderWeb Communications Inc. and President with CyberGrad Inc.  Mr. Segal is also a Corporate Faculty at the Harrisburg University of Science & Technology.

Gary Roshak, Director

Gary is a wireless industry pioneer and global executive with 30+ years of experience in mobile communications and digital media. He led the development of the company's satellite CDN and platform services and the next generation consumer media gateway. Previously he was lead independent Board director for Mojio, a global connected car platform company; founder at Synthesis Works, a wireless innovation incubator; and led global project teams for AirTouch to compete for international wireless licenses and create local joint ventures throughout Europe and Asia

John Occhipinti, Director

John is the Founder of Wheelhouse Partners. John is a second generation venture capitalist who grew up in Silicon Valley. Prior to Wheelhouse, John was a Partner at Relay Ventures, an early stage venture fund exclusively focused on mobile software. Prior to Relay, John was Managing Director at the Woodside Fund, an early stage technology fund founded in 1983. John has over 20 years of experience in venture and enterprise software technology, marketing, and sales.

John serves as the Chairman for the Early Stage Venture Capital Alliance (ESVCA), a federation of 160 early stage Venture Partners that meet and share best practices and discuss industry challenges. Prior to his investment career, John was an early executive at Netscape Communications. John's team built the company's first $50 million in revenue, helping launch Netscape through its IPO. John holds an M.B.A. from the Walter Haas School of Business at University of California at Berkeley and a B.A. in Legal Studies from the University of California at Berkeley. John is based in Menlo Park, CA.

Sam Sullivan, Director

Sam Sullivan has been elected twice as Member of the Legislative Assembly of British Columbia for the riding of Vancouver False Creek. He served as Minister of Communities, Sport, and Cultural Development with responsibility for Translink. Prior to that, Sam served as Mayor of Vancouver from 2005-2008. He served as a Vancouver City Councillor from 1993 to 2002. He is a Member of the Order of Canada, Founder of Global Civic Policy Society, and Founder of Sam Sullivan Disability Foundation.

The Sam Sullivan Disability Foundation was founded by Sam to improve the quality of life for people with significant disabilities. To date, it has raised $20 million and served 10,000 people with disabilities throughout Canada and beyond. It consists of six nonprofit organizations: the Disabled Sailing Association, Tetra Society, ConnecTra Society, Vancouver Adapted Music Society, BC Mobility Opportunity Society, and the Disabled Independent Gardeners Association. Sam has made significant contributions to the disabled community in making outdoor activities more accessible. Through his work with the Disabled Sailing Association, the Martin 16 Sailboat was created with 150 in use around the world. He also co-invented the TrailRider with engineer Paul Cermak to help disabled people access the wilderness. Disabled people have used it to go to the top of Mount Kilimanjaro and the base camp of Mount Everest

Xavier Wenzel, Chief Financial Officer

Xavier Wenzel is a principal at Fehr & Associates, a registered accounting practice, and a member of the Chartered Professional Accountants of British Columbia. Xavier has considerable audit and tax expertise, as well as extensive experience with financial and regulatory reporting for public companies under IFRS and US GAAP. Xavier has provided consulting services as an advisor on complex technical accounting issues. Xavier has spent several years providing senior level accounting services for publicly traded companies and currently holds CFO positions.

Zavier Alexander, Director of Product Management

Zavier Alexander is our Director of Product Management. Mr. Alexander has 13 years of experience in wearable biosensor and consumer electronics product design and his previous positions include Design Manager / Creative Lead with NeuroSky Inc. and Design Consultant as an independent contractor.

Mr. Alexander received a Bachelor of Fine Arts in Industrial Design from the Academy of Art University in San Francisco, California.

Involvement in Certain Legal Proceedings

To our knowledge, none of the Company's current directors, executive officers or significant employees have, during the past ten years:

● been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

● had any bankruptcy petition filed by or against, or a receiver, fiscal agent or similar officer appointed by a court for the business or property of the person, or of any partnership in which the person was a general partner at or within two years prior to the date of the bankruptcy filing, or any corporation or business association of which he or she was an executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

● been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

● been found by a court of competent jurisdiction in a civil action or by the United States Securities and Exchange Commission ("SEC") or the Commodity Futures Trading Commission ("CFTC") to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

● been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

● been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the Exchange Act)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

The Company is not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results.

Compensation of Executive Officers

During the Company's fiscal year ended June 30, 2023, the Company paid or accrued the following cumulative consulting fees and share based compensation to their executive officers:

Name	Capacities in which compensation is received	Cash	Other	Total
		$	$	$
Mark Godsy	Chief Executive Officer	120,000	6,910	126,910
Osman Sinan Tumer	Chief Operating Officer	90,000	6,910	96,910
David Segal	Chief Innovation Officer	90,000	34,553	124,553

Director Compensation

The Company has four directors. It currently does not pay its directors any compensation for their services as board members. Upon completion of this Offering, the Company may decide to pay non-employee directors a nominal fee for the attendance of board meetings and their work on certain board committees. Board members receive compensation in the form of stock options issued by the Company. Details of stock option grants of the Company are described in note 9 of the Company's audited financial statements for the year-ended June 30, 2023, under Item 7. of this Annual Report.

Employment and Consulting Agreements

As at June 30, 2023, the Company has entered into consulting agreements with the following directors, executive officers and other significant executives. The Company may enter into additional employment agreements with other key executives in the future.

A stock incentive program for our directors, executive officers, employees and key consultants has been established. Details of stock option grants of the Company are described in note 9 of our audited financial statements for the year-ended June 30, 2023, under Item 7. of this Annual Report.

Mr. Godsy has entered into a consulting agreement through his wholly-owned consulting company, 0711626 B.C. Ltd. effective April 12, 2021, for the provision of approximately 2.5 days per week of services as Chief Executive Officer, for a monthly fee of $10,000.

Mr. Osman Sinan Tumer has entered into a consulting agreement with the Company effective April 12, 2021, for the provision of approximately 3.5 days per week of services as Chief Operating Officer, for a monthly fee of $7,500.

Mr. David Segal has entered into a full-time consulting agreement with the Company effective April 12, 2021 as Chief Innovation Officer, for a monthly fee of $7,500.

Mr. Zavier Alexander has entered into a full-time employment agreement with the Company effective October 4, 2021 to provide services as Director of Product Management for an annual salary of $170,000.

Fehr and Associates, a firm for which Xavier Wenzel works and provides services as CFO, effective June 30, 2023 for a monthly fee of C$11,000.

Personnel Agreements, Arrangements or Plans

Except as otherwise disclosed above in this Annual Report, as of the date of this Annual Report, the Company has not entered into any other plan or arrangement with any of its directors or executive officers concerning compensation to be made in the future.

Item 4.  Security Ownership of Management and Certain Securityholders

The following table shows the beneficial ownership of our Common Shares, as of June 30, 2023, held by (i) each person known to us to be the beneficial owner of more than 10% of any class of our voting securities; (ii) each director who is the beneficial owner of more than 10% of any class of our voting securities; (iii) each executive officer who is the beneficial owner of more than 10% of any class of our voting securities; and (iv) all directors and executive officers as a group. As of June 30, 2023, there were 50,661,123 Common Shares issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Common Shares subject to options and warrants currently exercisable or which may become exercisable within 60 days of the date of thisAnnual Report, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all Common Shares shown as beneficially owned by them.

Name and address of Beneficial Holder (1)	Amount and Nature of Beneficial Ownership	Percent of Class

0711626 B.C. Ltd. (1)	7,199,401 Common Shares	14.2%

(1) 0711626 BC Ltd. Is a company controlled by Mark Godsy

Item 5.  Interest of Management and Others in Certain Transactions

Transactions with Related Persons

The Company considers a person or entity a related party if they are a member of key management personnel, including their close relatives, an associate or joint venture, those having significant influence over the Company, as well as entities that are controlled by related parties. Key management includes directors and executive officers of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Other than the related party transactions described below, the Company did not entered into any other related party transactions for the years ended June 30, 2023 and June 30, 2022, or have any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of the Company's total assets at year end, and in which any related person had or will have a direct or indirect material interest (other than compensation described under "Compensation of Executive Officers" above):

(i) Transactions with Directors:

 The following amounts were incurred with respect to non-executive directors of the Company:

	For the year ended June 30, 2023	For the year ended June 30, 2022
	$	$
Share-based compensation	26,906	162,433
	26,906	162,433

As at June 30, 2023, $411,266 (2022 - $216,700) was owing to directors, officers or their related companies, where $312,654 (2022 - $88,088) was included in accounts payable, $nil (2022 - $30,000) was included in convertible debentures and $98,612 (2022 - $98,612) was included in shareholder demand promissory note.

On April 1, 2021, the Company entered into a twelve-month sublease agreement with Shackelford Pharma Inc., in which an officer of the Company also holds an officer position. The sublease allows the Company to utilize 50% of the premises for a monthly rent amount of CAD $745.  This lease is excluded from lease liability as defined under IFRS 16 due to its low value, and has expired as of March 31, 2022.

During the year ended June 30, 2023 and 2022, no compensation other than that disclosed above was paid or payable for key management services.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, to date we have not adopted formal written policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors, significant executives and significant shareholders. During the year ended June 30, 2023, we have begun to establish formal policies and procedures so that such transactions will be subject to the review, approval or ratification of our Board, or an appropriate committee thereof. Until such a time where the written policies are formally adopted, our directors will continue to approve any related party transactions.

Other Transactions

The Company did not enter into any transactions for the years ended June 30, 2023 and June 30, 2022, and has no currently proposed transaction during the current fiscal year, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of the Company's total assets at year end, and in which any director nominee for election as director or any securityholder  who beneficially owns more than 10% of any class of our voting securities, or any immediate family member, including such person's child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-inlaw, daughter-in-law, brother-in-law, sister-in-law, or any person (other than a tenant or employee) sharing such person's household ("Immediate Family Member") of any director or executive officer or director nominee for election as director, or any securityholder who beneficially owns more than 10% of any class of our voting securities, had or will have a direct or indirect material interest (other than compensation described under "Compensation of Executive Officers" above).

Item 6.  Other Information

None.

Item 7.  Financial Statements

Naqi Logix Inc.

Financial Statements

For the years ended June 30, 2023 and 2022

(Expressed in US Dollars)

Naqi Logix Inc. FINANCIAL STATEMENTS Years ended June 30, 2023 and 2022 (Expressed in US Dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Naqi Logix Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Naqi Logix Inc. (the "Company") as of June 30, 2023, the related statements of net loss and comprehensive loss, cashflows and change in equity, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and its financial performance and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The financial statements of the Company as of June 30, 2022, were audited by another auditor whose report dated October 28, 2022 expressed an unqualified opinion on those statements.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has not generated revenues since inception, has incurred losses in developing its business, and further losses are anticipated.  The Company requires additional funds to meet its obligations and the costs of its operations.  These factors raise substantial doubt about the Company's ability to continue as a going concern.  Management's plans in this regard are described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Yours truly,

/s/Dale Matheson Carr-Hilton Labonte LLP

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company's auditor since 2023

Vancouver, Canada

October 31, 2023

Naqi Logix Inc. Statements of Financial Position (Expressed in US dollars)

		As at June 30, 2023	As at June 30, 2022
	Notes	$	$
ASSETS
Current assets
Cash		1,284,424	64,748
Restricted cash	4	25,008	25,000
Prepaid expenses		13,827	-
Other receivable		115,449	64,011
Total current assets		1,438,708	153,759
Intangible assets	5	625,494	660,569
Total assets		2,064,202	814,328

LIABILITIES AND SHAREHOLDERS' (DEFICIENCY) EQUITY

Current liabilities
Accounts payable & accrued liabilities	6, 11	1,392,503	1,132,291
Shareholder demand promissory note	7	98,612	98,612
Total current liabilities		1,491,115	1,230,903

Non-current liabilities
Convertible debentures	8	-	1,039,104

Total liabilities		1,491,115	2,270,007

Shareholders' (deficiency)/equity
Share capital	9	6,908,398	1,970,417
Common share reserve		720,385	520,653
Subscriptions received		146,000	-
Accumulated deficit		(7,201,696)	(3,946,749)
Total shareholders' (deficiency)/equity		573,087	(1,455,679)

Total liabilities and shareholders' (deficiency)/equity		2,064,202	814,328

Nature of operations and going concern - Note 1

  Subsequent event - Note 13

APPROVED BY THE BOARD OF DIRECTORS

"Mark Godsy"	Director	"Gary Roshak"	Director

The accompanying notes are an integral part of these financial statements

Naqi Logix Inc. Statements of Net Loss and Comprehensive Loss (Expressed in US dollars)

		For the year ended	For the year ended
		June 30, 2023	June 30, 2022
	Notes	$	$

Expenses
Amortization	5	35,075	12,731
Consulting fees and salaries	11	845,895	810,132
Interest and bank charges		2,721	424
Marketing and communication		255,805	18,500
Office and other		89,293	112,470
Professional fees		212,785	416,526
Rent	11	-	5,321
Research and development expenses		715,123	1,052,929
Share-based compensation	9(c)	199,732	520,653
Total expenses		2,356,429	2,949,686

Loss before other items		(2,356,429)	(2,949,686)

Loss on fair value of convertible debentures	8	(807,521)	(256,578)
Interest on convertible debentures	8	(93,200)	(12,476)
Foreign exchange gain		2,203	(8,982)
Net loss and comprehensive loss for the year		(3,254,947)	(3,227,722)

Basic and diluted loss per share		(0.07)	(0.07)

Weighted average number of common shares outstanding, basic and diluted		48,479,569	48,473,874

The accompanying notes are an integral part of these financial statements

Naqi Logix Inc. Statements of Cash Flows (Expressed in US dollars)

	For the year ended	For the year ended
	June 30, 2023	June 30, 2022
	$	$
Cash flows used in operating activities
Loss for the year	(3,254,947)	(3,227,722)
Items not affecting cash:
Amortization	35,075	12,731
Share-based compensation	199,732	520,653
Loss on fair value of convertible debentures	807,521	256,578
Accrued interest on convertible debentures	93,200	12,476
Changes in non-cash working capital items:
Other receivables	(51,438)	(55,211)
Prepaids	(13,827)	-
Accounts payable and accrued liabilities	382,463	589,536
	(1,802,221)	(1,890,959)

Cash flows used in Investing Activities
Restricted cash	(8)	(25,000)
	(8)	(25,000)

Cash flows from Financing Activities
Issuance of shares (net of share issuance cost)	2,585,905	-
Shareholder demand promissory note	-	98,612
Subscriptions received	146,000	-
Convertible debentures issued	290,000	770,050
	3,021,905	868,662

Net change in for the year	1,219,676	(1,047,297)
Cash, beginning of year	64,748	1,112,045
Cash, end of year	1,284,424	64,748
Non-cash transactions:
Shares issued for convertible debt	2,229,825	-
Shares issued for debt	110,690	-
Shares issued for finder's fees	11,551	-

The accompanying notes are an integral part of these financial statements

Naqi Logix Inc. Statement of Changes in Equity (Expressed in US dollars)

		Number of shares issued	Share capital	Subscriptions received	Common share reserve	Accumulated deficit	Total
	Notes	#	$	$	$	$	$
Opening Balance at June 30, 2021		48,473,874	1,970,417	-	-	(719,027)	1,251,390

Share-based compensation	9	-	-	-	520,653	-	520,653
Net loss and comprehensive loss		-	-	-	-	(3,227,722)	(3,227,722)
Balance at June 30, 2022		48,473,874	1,970,417	-	520,653	(3,946,749)	(1,455,679)
Share-based compensation	9	-	-	-	199,732	-	199,732
Private placement	9	1,451,452	2,902,904	-	-	-	2,902,904
Share issuance cost	9	-	(206,299)	-	-	-	(206,299)
Shares issued on conversion of debt	9	728,579	2,229,825	-	-	-	2,229,825
Finder's shares	9	7,218	11,551	-	-	-	11,551
Subscriptions received	9	-	-	146,000	-	-	146,000
Net loss and comprehensive loss		-	-	-	-	(3,254,947)	(3,254,947)
Balance at June 30, 2023		50,661,123	6,908,398	146,000	720,385	(7,201,696)	573,087

The accompanying notes are an integral part of these financial statements

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2023 and 2022 (Expressed in US dollars)

1. Nature of operations and going concern

Naqi Logix Inc. (the "Company") was incorporated pursuant to the provisions of the Business Corporations Act of British Columbia on August 4, 2020.

The Company's principal activities include developing technology and a platform that transforms inconspicuous micro-gestures into instant commands to control certain electronic devices.  Naqi is an early-stage technology company that focuses its research and development on novel, next-generation voice-free, hands-free and look-free device control methodologies that include micro-gestural, electromyography (EMG) and electroencephalography (EEG) input.  Naqi Logix Inc. is currently developing smart earbuds that will enable users to control information systems, devices and platforms in a completely non-tactile, invisible and silent manner.

Going concern uncertainty

These financial statements of the Company for the years ended June 30, 2023 and 2022 ("financial statements") have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and discharge liabilities in the normal course of business.

As at June 30, 2023, the Company has not generated any revenue, has an accumulated deficit and expects to incur further losses in the development of the business. These factors indicate the existence of material uncertainties that cast substantial doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its corporate expenditures and discharge its liabilities in the normal course of business. Although the Company was successful in obtaining financing during prior periods, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous or acceptable to the Company.

Should the Company be unable to continue as a going concern, asset realization values may be substantially different from their carrying values. These financial statements do not give effect to adjustments that would be necessary to carrying values, and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

The Company's corporate office is located at Suite 1400-1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H1.

2. Basis of preparation

Statement of compliance

These financial statements have been presented in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB') and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). The policies applied in these financial statements are based on IFRS issued and effective as of June 30, 2023.

The Board of Directors approved the financial statements for issue on October 31, 2023.

Basis of measurement and functional currency

These financial statements have been prepared on a historical cost basis except for financial instruments measured at fair value. These financial statements are presented in US dollars, which is the functional currency of the Company.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2023 and 2022 (Expressed in US dollars)

3. Accounting policies

These financial statements have been prepared using the following accounting policies:

Cash

Cash includes cash held in financial institutions.

Financial instruments

a) Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income (loss) ("FVTOCI") or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company's business model for managing the financial assets and their contractual cash flow characteristics.

Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

b) Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statement of loss and comprehensive loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company's own credit risk will be recognized in other comprehensive loss.

c) Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2023 and 2022 (Expressed in US dollars)

3. Accounting policies (continued)

Financial instruments (continued)

d) Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the statement of loss and comprehensive loss.

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

Share capital

The Company's common shares, and any future offerings of share warrants and options are classified as equity instruments. Incremental costs directly related to the issue of new shares or options are shown in equity as a deduction from the proceeds. For equity offerings of units consisting of a common share and warrant, when both instruments are classified as equity, the Company does not bifurcate the proceeds between the common share and the other equity instruments.

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The corresponding amount is recorded to reserves. The fair value of options is determined using the Black-Scholes Option Pricing Model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. Vesting is determined by the Board of Directors.

Income taxes

Income taxes comprises both current and deferred tax. Income tax is recognized in the statement of loss except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the income tax is also recognized in other comprehensive income or directly in equity.

Current income taxes are the expected taxes payable on the taxable income for the period, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to taxes payable in respect of previous periods.

The Company accounts for potential future net tax assets which are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets is not considered to be probable, no net asset is recognized. No potential income tax assets of the Company have been recognized.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2023 and 2022 (Expressed in US dollars)

3. Accounting policies (continued)

Loss per share

Basic loss per share is calculated by dividing the net loss for the period available to common shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. The Company uses the treasury stock method of calculating fully diluted loss per share amounts, whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. Basic and diluted loss per share are the same for the periods presented.  Contingently issuable shares are treated as outstanding and are included in the calculation of basic and diluted loss per share only from the date when all necessary conditions are satisfied (i.e. the events have occurred). Shares that are issuable solely after the passage of time are not contingently issuable shares and are included in the calculation of basic and diluted loss per share.

Leases

The main provision of IFRS 16 is the recognition of lease assets and lease liabilities on the statement of financial position. Under IFRS 16, a lessee is required to do the following: (i) recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, on the statement of financial position; and (ii) recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant, as the right-of-use asset is depreciated and the lease liability is accreted using the effective interest method. IFRS 16 also requires qualitative disclosures along with specific quantitative disclosures. The Company does not have any lease obligations as at June 30, 2023 and 2022.

Intangible assets

Intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. Acquired patents are amortized on a straight-line basis over the estimated life of 20 years (Note 5). Costs incurred for patents are capitalized and amortized from the date of capitalization on a straight-line basis over their estimated lives of 20 years.  Intangible assets  acquired which are used in the research and development of the technology  are considered available for use and amortized over their estimated remining life of 18 years.

Research and development

The Company is engaged in research and development activities. Research costs are expensed as incurred.  Development costs are expensed, unless all of the following can be demonstrated:

  The technical feasibility of completing the intangible asset so that it will be available for use or sale;
  The intention to complete the intangible asset and use or sell it;
  The ability to use or sell the intangible asset;
  How the intangible asset will generate probable future economic benefits;
  The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
  The ability to measure reliably the expenditures attributable to the intangible asset during its development.

Development costs that meet the above criteria are capitalised at cost as deferred development costs. Deferred development costs have finite useful lives and are carried at cost less accumulated amortization and accumulated impairment losses.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2023 and 2022 (Expressed in US dollars)

3. Accounting policies (continued)

Impairment of long-lived assets

The Company evaluates the carrying value of long-lived assets at the end of each reporting period to determine whether there is any indication of impairment. Intangible assets with indefinite useful lives or not available for use are not amortized but are subject to impairment testing annually.

An impairment loss is recorded when it is determined that the carrying amount is no longer recoverable and exceeds its fair value calculated using the discounted cash flows related to the asset or asset group.  The recoverable amount is the higher of an asset's or cash generating unit's fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized when the carrying amount of an asset, or its cash generating unit, exceeds its recoverable amount.  A cash generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Impairment losses are recognized in profit or loss in the period in which an impairment is identified.  Impairment losses are reversed in subsequent periods if there is a change in the estimates used to determine the recovered amount since the impairment was recognized.

Critical judgments in applying accounting policies

The critical judgments that the Company's management has made in the process of applying the Company's accounting policies with the most significant effect on the amounts recognized in the Company's financial statements are as follows:

Going concern

In preparing these financial statements on a going concern basis, as is disclosed in Note 1 of these financial statements, Management's critical judgment is that the Company will be able to meet its obligations and continue its operations for the next twelve months from reporting date.

Estimated useful lives of intangible assets

The estimated useful lives of intangible assets are based on management's intentions, historical experience, internal plans and other factors as determined by management. The useful lives are reviewed on an annual basis and any revisions to the useful lives are accounted for prospectively.

Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates.

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are charged to profit or loss.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2023 and 2022 (Expressed in US dollars)

3. Accounting policies (continued)

Key sources of estimation uncertainty

The preparation of financial statements requires that the Company's management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company's assets and liabilities at the end of the reporting period.  Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company's financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company's assets and liabilities are as follows:

a) Deferred income taxes

Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates at the reporting date in effect for the period in which the temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. The recognition of deferred income tax assets is based on the assumption that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

b) Royalties payable

Management estimates of the expected timing of the payment of royalties as part of the Naqi Logix LLC and Harrisburg University agreements (Note 5).  Under these agreements, the Company has an obligation to pay royalties based on future net revenues.  Management is required to make an estimate of future expected revenues in order to determine the current expected royalty obligation.

c) Convertible debentures

Management made estimates in determining the fair value of the convertible debentures disclosed in Note 8.  The convertible debentures are a liability accounted for at FVTPL. The fair value of this convertible debenture has been estimated using a methodology that considers the probabilities of alternative conversion scenarios and discounted cash flow and a binomial option pricing model.  The convertible debentures are fair valued at each measurement date until their settlement.

d) Impairment of Intangible assets not available for use

Intangible assets not available for use are tested for impairment annually. At the reporting date, management estimated the recoverable amount of Intangible assets not available for use. The recoverable amount has been estimated based on enterprise value of the Company, calculated using issued shares times value per share as determined by latest available private financing of $2.00.

Accounting standards issued but not yet effective

The Company is still evaluating accounting standards issued but not yet effective, however there are no accounting pronouncements with future effective dates that are applicable or are expected to have a material impact on the Company's financial statements.

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2023 and 2022 (Expressed in US dollars)

4. Restricted Cash

The Company has a redeemable Guaranteed Investment Certificates (GIC) in the amount of $25,000 as collateral for the corporate credit card.

5. Intangible assets

	Intellectual Property	Patents	Total
	$	$	$
Cost
Balance, June 30, 2021	455,049	218,251	673,300
Additions	-	-	-
Balance, June 30, 2022 and 2023	455,049	218,251	673,300

Accumulated Amortization
Opening Balance, June 30, 2021	-	-	-
Amortization	-	12,731	12,731
Balance, June 30, 2022	-	12,731	12,731
Amortization	24,162	10,913	35,075
Balance, June 30, 2023	24,162	23,644	47,806

Carrying amount
At June 30, 2022	455,049	205,520	660,569
At June 30, 2023	430,887	194,607	625,494

Naqi Logics LLC Asset Purchase Agreement

On April 12, 2021, the Company entered into an arms-length asset purchase agreement (the "APA") to purchase the patents, vendor technology, vendor intellectual property and know-how (the "Purchase Assets") from Naqi Logics LLC ("LLC") (the "Naqi Technology").

Pursuant to the APA, the Company agreed to pay a purchase price of $311,787 in cash.

Also pursuant to the APA, the Company entered into a royalty agreement with LLC for a royalty payable to LLC of up to $5,000,000 (the "LLC Royalty Agreement"). Under the LLC Royalty Agreement, the Company has agreed to pay at the end of each calendar quarter, 2.5% of Net Revenues up to $300,000 per calendar quarter.  Upon the fulfillment of royalty payments of $300,000, the LLC royalty will automatically increase to 5% of Net Revenues, which will continue until the Company has paid an aggregate LLC royalty equal to $5,000,000.  As at June 30, 2023, the Company has not earned any revenues nor accrued any royalty liability.

The LLC Royalty liability assumed upon the acquisition of the Naqi Technology has been recorded at management's estimate of its fair value of $nil on the acquisition date.  Management has also estimated the fair value of the LLC Royalty liability at $nil at June 30, 2023 and 2022.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2023 and 2022 (Expressed in US dollars)

5. Intangible assets (continued)

Harrisburg University Independent Contractor and Royalty Agreement

On April 12, 2021, the Company signed an independent contractor agreement with Harrisburg University of Science and Technology (the "University Royalty Agreement"). As partial consideration for the University providing certain services, if and when revenue is earned, the Company will pay at the end of each calendar quarter, 2.5% of Net Revenues up to $300,000.  Upon the fulfillment of royalty payments of $300,000 the obligation to pay University Royalties will cease completely.  Management has recorded the assumption of the liability under the University Royalty Agreement at $nil on April 12, 2021 and as at June 30, 2023 and 2022.

Smart Rotamach Private Limited Technology Purchase Agreement

On April 14, 2021, the Company entered into a technology purchase agreement (the "TPA") to purchase the Rotamach Technology and all related information and material that relates to sensing, monitoring, measuring and interpreting user information for cash of $361,513.

6. Accounts payable and accrued liabilities

The composition of accounts payable and accrued liabilities are as follows:

	June 30, 2023	June 30, 2022
Accounts payable	1,150,165	842,480
Accrued liabilities	242,338	289,811
Balance	1,392,503	1,132,291

7. Shareholder promissory notes

a) Shareholder demand promissory note

On June 1, 2022, the Company received a loan of $98,612 (CAD$125,000) from a shareholder under a demand promissory note.  The note was non-interest bearing, unsecured, and is due on demand. As of June 30, 2023 the balance is US$98,612.

8. Convertible debentures

The Company issued $338,000 in convertible debentures in December 2021, $265,000 in February 2022, $40,000 in March 2022, $127,050 in June 2022 and $290,000 in August 2022.

The convertible debentures bear interest at 8% per annum and are due and payable two years from the date issued (“Maturity Date”).

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2023 and 2022 (Expressed in US dollars)

8. Convertible debentures (continued)

The loans are convertible under the following conditions:

a) Mandatory Conversion Upon Qualified Financing ("Conversion A"): In the event the Company consummates an equity financing of an aggregate consideration amount in excess of $1 million, all outstanding principal and interest on issued convertible debentures shall automatically convert into 1 common share and 1 warrant as obtained by dividing the outstanding principal and interest by the Conversion Price (price per share multiplied by the discount rate). Any issued warrants will be subject to accelerated expiration if for a period of thirty days they trade at or above the warrant exercise price or the common shares trade at a 75% premium to the warrant exercise price.

b) Mandatory Conversion - Going Public ("Conversion B"): In the event the Company consummates a going public transaction ("IPO") at a common share listing price in excess of the Common Issue Price (a price of US$3.00 per Common Share) multiplied by the discount rate ("Mandatory Conversion Price"), all outstanding principal and interest will convert into common shares in an amount calculated as total outstanding principal and interest divided by the common share listing price pursuant to the IPO.

c) Optional Conversion - Change of Control ("Conversion C"): If the Company consummates a change of control, defined as a single or series of transactions where the Company sells substantially all its assets or disposes of greater than 50% voting power, the holder has the option to either convert all outstanding principal and interest into common shares by dividing total principal and interest by the Common Issue Price, or receiving all outstanding principal and interest in cash.

d) Optional Conversion - At Maturity Date ("Conversion D"): If the convertible notes have not been converted prior to maturity, the holder has the rights to convert any outstanding principal and interest into common shares as obtained by dividing total principal and interest by the Common Issue Price or alternatively receive the total principal and interest in cash.

Management concluded that the convertible debentures are a hybrid financial instrument with an embedded derivative liability being the conversion feature entitling the holder to convert the notes to Units should the Company complete a Subsequent Financing (Conversion A). The Company has elected to designate the entire convertible debenture hybrid financial instrument at its fair value through profit or loss at each reporting date.

Management estimated the fair value of the convertible debentures at June 30, 2023 the date of conversion by considering each of the conversion features of the instrument as two components;

(1) simple interest straight-debt; and

(2) equity conversion feature of common stock and/or warrants.

Management then calculated a probability-weighted fair value based on the likelihood of each conversion scenario occurring.  Management considered the probability of each conversion option as follows:

• Conversion A: A probability weighting of 100% (2022 - 85%) was applied. Management considers this outcome to be highly probable based on management's current plans and outlook and the fact the debentures were converted into equity based on a qualified financing.

• Conversion B: A probability weighting of 0% - (2022 - 5%) was applied as this scenario is considered to be less likely given Conversion A is likely to transpire first and consequently, this conversion feature will expire unexercised.

• Conversion C: A probability weighting of 0% - (2022 - 5%) was applied to Conversion C as this scenario is also considered unlikely because management does not intend or expect to enter into a change of control transaction.

• Conversion D: A probability weighting of 0% - (2022 - 5%) was also applied to Conversion D since this scenario is predicated on neither Conversion A, B or C occurring prior to maturity and as above, Conversion A is considered highly probable.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2023 and 2022 (Expressed in US dollars)

8. Convertible debentures (continued)

Each conversion feature was independently valued using either the Discounted Cash Flow ("DCF") and/or the Binomial Option Pricing Model ("BOPM") method as deemed appropriate. The valuation of each Conversion Option is detailed below.

Valuation of Conversion A

Conversion A is a mandatory conversion, and therefore the value of the conversion is equal to the Fair Value of the warrants and share units which would be issued to the holder under this scenario multiplied by the probability of scenario occurrence.  Management has used the BOPM valuation technique to value the warrants with the following inputs:

	2023	2022
Share price	$2.00	variable
Exercise price	$2.40	share price x 1.2
Expected volatility	107%	136%
Term	2 years	2 years
Risk free rate	4.58%	3.10%
Expected dividend yield	0%	0%

The number of warrants issued is correlated to the share price at the dates the warrants are issued and the outstanding principal and interest at that date.  Therefore, the share prices does not impact the fair value of the warrants.  The fair value of the shares and warrants are discounted from the expected issuance date at a discount rate of 46.66% in 2022.

Valuation of Conversion B

Under Conversion B, the holder is entitled to the outstanding principal and interest as at the IPO date. Therefore, the value of the shares which would be issued are equal to the accumulated P&I on each of the Notes as at the conversion date, present valued to the Valuation Date at a discount rate of 46.66% in 2022.

Valuation of Conversion C and D

Conversion C and D permit a conversion to common shares at a set price of $3.00 per share at the option of the holder. Therefore, if the share price is greater than $3.00 at the time of this event, the holder would elect to convert to common shares, and if the value is less, the holder would elect to be repaid the principal and interest.

Management used a binomial model to calculate the possible share prices from the last known share price to the maturity of each of the Notes as at June 30, 2022. The last known share price was based on a capital raise at $0.25 per share on June 8, 2021. The value of the conversion option at each date was calculated as the higher of the share value on conversion, or the accrued principal and interest at that date. The weighted average probability of each value is then discounted from the date of the binomial step to the Valuation Date at a rate of 46.66% in 2022.

Applying the probability weighting summarized above to the Fair Values of each of the conversion options, the fair value of the convertible debentures was determined at $2,229,825 at June 30, 2023 immediately prior to conversion (2022 - $1,026,628). Accrued interest on the convertible debentures as at June 30, 2023 is $93,200 (2022 - $12,476).    The Convertible debentures were fair valued on conversion date of June 30, 2023 based on 100% probability as follows: Shares were fair valued at $1,452,872 using the estimated market value of the shares at the time of conversion and the warrants were valued $776,953 using the Black-Scholes Option Pricing Model with the following assumptions:  volatility of 107%, interest rate of 4.58%, expected life of 2 years and dividend yield of nil.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2023 and 2022 (Expressed in US dollars)

8. Convertible debentures (continued)

Total
$

Opening Balance June 2021	-
Cash received on issuance of convertible debentures	770,050
Interest accrued	12,476
Fair value adjustment	256,578
Balance (including accrued interest), June 30, 2022	1,039,104
Cash received on issuance of convertible debentures	290,000
Interest accrued	93,200
Fair value adjustment	807,521
Conversion to shares (note 9)	(2,229,825)
Balance (including accrued interest), June 30, 2023	-

9. Share capital

a) Authorized: Unlimited common shares without par value.

b) Shares issued

Common shares: 50,661,123.

During the year ended June 30, 2023, the Company:

a) Issued 7,218 common shares as a finder's fee of $11,551 related to the issuance of a portion of the convertible loan;

b) Issued728,579 units on conversion of convertible notes at a conversion price of $1.60. Each unit comprises of one share and one share purchase warrant exercisable at $2.40 for a period of two years from the date of issuance.  The fair value of the units was $2,229,825 (note 8).  The shares were fair valued at $1,452,872.  The warrants were valued at $776,953 using Black-Sholes Pricing Model with the following assumptions:   volatility of 107%, interest rate of 4.58%, expected life of 2 years and dividend yield of nil; and

c) Issued 1,451,452 shares at a price of $2.00 per share for total proceeds of $2,792,214 and debt for shares settlement of $110,690 related to a Regulation A financing. Total cost of issuance was $206,299.

d) The Company received $146,000 related to the Reg-A financing for which shares were not yet issued at June 30, 2023.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2023 and 2022 (Expressed in US dollars)

9. Share capital (continued)

During the period from inception on August 4, 2020 to June 30, 2021, the Company issued a total of 40,000,000 founders and giftees shares as follows:

a) 25,637,530 common shares to founders for proceeds of $26 and 3,950,274 common shares to giftees for proceeds of $4. These common shares are subject to a repurchase agreement under which they are initially issued as unreleased shares, to be released to the recipient shareholders on an agreed timeline as long as the current CEO remains as a service provider to the Company.  These shares are subject to release on the basis that 16.67% vest 6 months after issuance.  The remaining common shares vest in equal instalments of 2.7% monthly over the next 29 months, with a final 2.78% vesting in the 36th month after issuance;

b) Issued 10,412,196 founders common shares to the shareholders of LLC for proceeds of $10. These common shares are subject to a repurchase agreement under which they are initially issued as unreleased shares, to be released to the recipient shareholders as long as those shareholders continue as service providers to the Company.  In the event there is a change in control of the Company, all of these common shares are released.  16.67% of the common shares issued to these shareholders vest 6 months after their issuance.  The remaining common shares vest in equal instalments of 2.7% monthly over the next 29 months, with a final 2.78% vesting in the 36th month after issuance.

The 40,000,000 founders and giftee common shares were issued as described above in (a) and (b) are considered unreleased from escrow subject to vesting under the terms as summarized.  As at June 30, 2023 27,037,037 common shares were released from escrow and the remaining 12,962,963 shares will vest and released from escrow during the year ended June 30, 2024.

c) Stock options

The Company has an incentive share option plan (the "Plan").  Under the Plan a total of 9,694,775 of the Company's outstanding common shares are reserved for the issuance of share options to directors, officers, employees, and consultants. The terms of each option award are fixed by the directors at the time of grant. Share options awarded have a maximum term of ten years. Share options vest over various time periods from the grant date to ten years at the discretion of the board of directors.

A summary of the Company's share option activity since inception and outstanding at June 30, 2023, is as follows:

	Share options	Weighted average exercise price
		$
Opening Balance, June 30, 2021	-	-
Granted	3,450,000	1.60
Cancelled	(77,778)	1.60
Balance, June 30, 2022	3,372,222	1.60
Forfeited	(202,778)	1.60
Cancelled	(69,444)	1.60
Balance, June 30, 2023	3,100,000	1.60

Total number of options exercisable is 2,258,333.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2023 and 2022 (Expressed in US dollars)

9. Share capital (continued)

The weighted average remaining contractual life of stock options outstanding as of June 30, 2023 is 7.94 years (2022 - 9.10 years).

	June 30, 2023	June 30, 2022
Risk-free interest rate (average)	N/A	1.20%
Estimated volatility (average)	N/A	137%
Expected life (average)	N/A	10
Fair value of shares (average)	N/A	$0.25
Forfeiture rate (average)	N/A	2.25%
Dividend rate (average)	N/A	0.00%

During the year ended June 30, 2023 $199,732 (2022: $520,653) was recorded to share-based compensation expense resulting from amortization of the prior year's options.

10. Income taxes

A reconciliation between the Company's income tax provision computed at statutory rates to the reported income tax provision is as follows:

	June 30,	June 30,
	2023	2022
	$	$
Loss for the year before income tax recovery	(3,254,947)	(3,227,722)
Average statutory rate	27.00%	27.00%

Expected income tax recovery	(879,000)	(871,000)
Non-deductible items	258,000	140,000
Change in non-recognized deferred tax assets	621,000	730,000
Income tax recovery	-	-

Deferred income tax assets are only recognized to the extent that the realization of tax benefits is determined to be probable.  As at June 30, 2023, the Company has not recognized the benefit of the following deductible temporary differences:

	June 30,	June 30,
	2023	2022
	$	$
Deferred tax assets(liabilities)
Losses carried forward	1,487,000	900,000
Share issuance costs	61,000	25,000
Intangible assets	16,000	(1,000)
Convertible debt	-	19,000
Unrecognized deferred tax assets	(1,564,000)	(943,000)
Total deferred tax assets	-	-

As at June 30, 2023, the Company has estimated non-capital losses for Canadian income tax purposes of $5,507,000 (2022 - $3,300,000) that may be carried forward to reduce taxable income derived in future years. The Canadian non-capital losses expire in 2041 and 2043.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2023 and 2022 (Expressed in US dollars)

11. Related party transactions

Related party transactions The Company considers a person or entity a related party if they are a member of key management personnel, including their close relatives, an associate or joint venture, those having significant influence over the Company, as well as entities that are controlled by related parties. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

In addition to the related party transaction disclosed in Note 7, the Company entered into the following related party transactions during the year ended June 30, 2023 and 2022:

(i) Transactions with Key Management Personnel:

The following amounts were incurred with respect to Key Management Personnel; being the Company's CEO, COO and CIO:

	For the year ended June 30, 2023	For the year ended June 30, 2022
	$	$
Consulting fees to key management personnel	307,553	300,000
Share-based compensation	48,374	105,728
	355,927	405,728

(ii) Transactions with Directors:

The following amounts were incurred with respect to non-executive directors of the Company:

	For the year ended June 30, 2023	For the year ended June 30, 2022
	$	$
Share-based compensation	26,906	162,433
	26,906	162,433

As at June 30, 2023, $411,266 (2022 - $216,700) was owing to directors, officers or their related companies, where $312,654 (2022 - $88,088) was included in accounts payable, $nil (2022 - $30,000) was included in convertible debentures (Note 8) and $98,612 (2022 - $98,612) was included in shareholder demand promissory note (Note 7).

On April 1, 2021, the Company entered into a twelve-month sublease agreement with Shackelford Pharma Inc., in which an officer of the Company also holds an officer position.  The sublease allows the Company to utilize 50% of the premises for a monthly rent amount of CAD $745.  This lease is excluded from lease liability as defined under IFRS 16 due to its low value, and has expired as of March 31, 2022.

Key management includes directors and executive officers of the Company. During the year ended June 30, 2023 and 2022, no compensation other than that disclosed above was paid or payable for key management services.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2023 and 2022 (Expressed in US dollars)

12. Financial instruments

Classification of financial instruments

The Company’s financial instruments consist of cash, restricted cash, accounts payable, shareholder promissory note. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.
The fair values of financial assets and liabilities approximate the carrying values due to their relatively short-term nature.

Financial and capital risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors.

The Board of Directors has overall responsibility for the determination of the Company's risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company's competitiveness and flexibility.

Discussions of risks associated with financial assets and liabilities are detailed below:

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a cash loss is limited as the Company's liabilities are either non-interest bearing or have fixed interest rates. The Company considers this risk to be low.

b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  Credit risk arises from cash held with banks and financial institutions. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company considers credit risk with respect to its cash to be low as cash is held through large Canadian financial institutions.

c) Liquidity risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they become due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities. Accounts payable and accrued liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company has negative working capital of $52,407 as at June 30, 2023. Liquidity risk is assessed as high.

Management of capital

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern. In the management of capital, the Company includes its components of shareholders' equity.

The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital and deficit.

The Company maintains and adjusts its capital structure based on changes in economic conditions and the Company's planned requirements. The Company may adjust its capital structure by issuing new equity, issuing new debt, or acquiring or disposing of assets.

The Company does not have a source of revenue. As such, the Company is dependent on external financing to fund its activities. In order to pay for administrative costs and for future development of its technologies, the Company will spend its existing working capital and raise additional amounts as needed.

Naqi Logix Inc. Notes to the Financial Statements For the years ended June 30, 2023 and 2022 (Expressed in US dollars)

Management reviews its capital management policies on an ongoing basis. The Company is not subject to any externally imposed capital require

13. Subsequent event

Subsequent to June 30, 2023, the company received $1,034,915 related to the Regulation A financing.

Item 8.  Exhibits

Index to Exhibits
Exhibit No.	Description

Exhibit 2.1*	Certificate of Incorporation of Naqi Logix Inc (incorporated by reference to Exhibit 2.1 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 2.2*	Certificate of Change of Name (incorporated by reference to Exhibit 2.2 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 2.3*	Bylaws of Naqi Logix Inc (incorporated by reference to Exhibit 2.3 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 3.1*	Form of Shareholder Rights Agreement of Naqi Logix Inc (incorporated by reference to Exhibit 3.1 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 3.2*	Form of Right of First Refusal and Co-sale Agreement of Naqi Logix Inc (incorporated by reference to Exhibit 3.2 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 3.3*	Form of Voting Agreement of Naqi Logix Inc (incorporated by reference to Exhibit 3.3 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 4.1*	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 on the Company's Form 1-A/A (File No. 024-11841) filed on July 1, 2022).

Exhibit 5.1*	Form of Voting Trust Agreement (incorporated by reference to Exhibit 5.1 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 6.1*	Broker-dealer Agreement dated January 17, 2022 between Naqi Logix Inc. and Dalmore Group, LLC (incorporated by reference to Exhibit 6.1 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 9.1*	Letter from BDO Canada LLP, dated April 18, 2023 (incorporated by reference to Exhibit 99.1 on the Company's Form 1-U (File No. 24R-00694) filed on April 19, 2023).

Exhibit 11.1**	Consent of Dale Matheson Carr-Hilton LLP.

 * Filed previously.

** Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada on October 31, 2023.

Naqi Logix Inc.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this Annual Report on Form 1-K has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Mark Godsy	October 31, 2023
Name: Mark Godsy
Title: Chief Executive Officer and Director (Principal Executive Officer)

By: /s/ Xavier Wenzel	October 31, 2023
Name: Xavier Wenzel
Title: Chief Financial Officer

By: /s/ Gary Roshak	October 31, 2023
Name: Gary Roshak
Title: Director

By: /s/ John Occhipinti	October 31, 2023
Name: John Occhipinti
Title: Director

By: /s/ Sam Sullivan	October 31, 2023
Name: Sam Sullivan
Title: Director